U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company act of 1940.
1. Name and Address of Reporting Person* Crews David	2. Date of Event Requiring Statement (Month/Day/Year) 10/15/2001	4. Issuer Name and Ticker or Trading Cytomedix, Inc. CYDX
(Last) (First) 2000 Union National Plaza 124 West Capitol
(Street Address) Little Rock, Arkansas 72201	IRS Social Security Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director Officer 10% Owner Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	147,394	D	-
Preferred Class B	6,527	D	-
-	-	-	-
-	-	-	-

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Con- version or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: (D) or (I)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
10% per annum convertible promissory notes	Currently exercisable	4/15/ 2002	Common Stock	$100,000	Lower of $1.00 or 80% dis-count to market (no floor or ceiling)	D
12% per annum convertible promissory notes	4/15/ 2002	4/15/ 2005	Common Stock	$175,000	75% discount to marketwith $2.00 floor and $5.00 ceiling	D
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

Signature:

/s/David Crews

---------------------

David Crews

Date:

October 24, 2001

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).